AIEDC is powered by M.I.N.D®

An A.I. as a Service (AIaaS) Company

AIEDC is focused on building an Discrete-Event System Specification (DEVS), for Economic Prediction and Economic Forecasting Simulation in a Metaverse type of environment. Our core services are A.I. Research and Product Development, as well as digitization services for the front and back office for SME's, such as A.I. and (5G) Mobile App Commerce Services.



Problem

COVID-19 / Climate Change

1/3 of SME's were never expected to reopen (OCED, 2021)

Digitization Remains Elusive

While digitization is a consensus solution for SME's, access to the technology and the technology skills gap continue to prevent digitization efforts.

Access to A.I.

A shortage of skilled employees and budget constraints prevent SME's from deployment or acquisition of A.I. products and services.

5G & Cloud Mobile App Maker powered by M.I.N.D®

will help to close the digital divide by empowering SME's create their own IOS & Android Mobile Apps with No-Code or Low-Code. This solution will democratize A.I. and provide an affordable and accessible platform for SME's to do business anywhere in the world.

Get started free



5G & Cloud Mobile App Maker powered by M.I.N.D® Features


In-App Purchases
Sell Professional Services & or Food from within the App.


Social Media Integration
Instagram, Twitter, Facebook and LinkedIn (more)


Navigation
Give Customers (GPS) turn by turn directions to your business.


Quote Request
Request a Quote for Professional Services.


Push Notifications
Announce Specials, News & Events to App Users.


Customer Loyalty
Membership, Loyalty Points, & Discount Coupons.

Our Services

A.I. Cloud Churn Prediction

Using our M.I.N.D® Machine Intelligence NeuralNetwork Database via machine learning and other data analytics AIEDC can identify SMB's churn rate as a result of COVID-19 and other variables.

A.I. Cloud Future Trends Services

Using the M.I.N.D® Machine Intelligence NeuralNetwork Database and our unique algorithm via machine learning and other data analytics, AIEDC helps SMBs predict the economic & business cycle trends.

Tech Digitization Services

This includes automation efficiencies, application development for websites, cloud migration, data storage, technological development, IT consulting, IT solutions for SMB's.

AIEDC also plans to provide a 5G - **Cloud Mobile App Maker with Machine Learning** to help small and midsize businesses create their own (IOS & Android) mobile apps with no-code or low-code so they can engage and service their customer base.

Who We Are

AIEDC is an A.I. as a Service (AIaaS) company, which is *powered by* M.I.N.D®, a Machine Intelligence Neural Network Database centered around Discrete-Event System Specification (DEVS), for Economic Prediction and Economic Forecasting Simulation in a Metaverse type of environment.

Our core services are A.I. Research and Product Development, as well as digitization services for the front and back office for SME's, such as A.I. and (5G) Mobile App Commerce Services.



Partnership with Lodz University

Lodz University of Technology was created in 1945 and has developed into one of the Top Technical Universities in Poland. AIEDC and Lodz University of Technology exploring and collaborating on the use of Artificial Intelligence for Research and Product Development.



Partnership with Sapiens Network

Sapiens is a Decentralized Human-Centric, User-Controlled A.I.-Driven Super Platform with Personalized A.I. Agents that not only empower individuals and Monetizes their Data and Services, but can also be extended to Families, Virtual Groups, Companies, Communities, Cities, City-States, Digital Nations, the Metaverse and beyond.



SAPIENS NETWORK

Partnership with
AGI Laboratory

AGI Laboratory is focused on building Collective Superintelligence Systems: Augmenting Human Intelligence and Moving Beyond Narrow Artificial Intelligence.

A Collective system has multiple parts that work together. A working collective system is greater than the sum of its parts. In a collective Intelligence system, each part is also intelligent. A collective intelligence system, therefore, amplifies the intelligence of its parts --- to produce a greater intelligence. i.e. "Superintelligence"



AIEDC is powered by **M.I.N.D**®

Our Team



Leonard S. Johnson "LS"

Founder/CEO



Dr. Andrzej Romanowski Ph.D., D.Sc.

AIEDC – CTO



Dr. Radosław Adamus Ph.D.

AIEDC – CSO

Board of Directors / Advisors











Mr. Kris Skrinak

AIEDC - Board of Directors

Mr. David J Kelley

AIEDC – Advisory Board

Dr. Alexander "Rocky" Nawrocki, Ph.D.

AIEDC - Chair, Board of Directors

CEO - Airspeed Equity

(Equity Investor: 13%)

Dr. Jacques Ludik

AIEDC – Advisory Board

Mr. Michael Benezra

AIEDC – Advisory Board